Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

November 24, 2017

By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited Form 20-F for the year ended December 31, 2016 Filed on April 5, 2017 File No. 001-31318

As you are aware, Gold Fields Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated November 14, 2017 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

In light of the recent discussions that the Company has had with the Staff, the Company respectfully requests an extension of an additional ten (10) business days to respond to the Comment Letter in order to permit it to prepare a response that reflects those discussions. The Company hereby confirms that it intends to respond to the comment of the Staff set forth in the Comment Letter on or before December 13, 2017.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 562 9796 or pauls@goldfields.com with any questions.

Sincerely

/s/ Paul Schmidt
Paul Schmidt
Chief Financial Officer
Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission Nicholas Holland, Gold Fields Limited Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP